EXHIBIT 1.01
Franklin Electric Co., Inc.
Conflict Mineral Report in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

Franklin Electric is a global leader in the production and marketing of systems and components for the movement of water and automotive fuels. Recognized as a technical leader in its specialties, Franklin Electric serves customers around the world in residential, commercial, agricultural, industrial, municipal, and fueling applications. Franklin Electric has over 4,000 employees, and sells more than 40,000 products into markets globally.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”), Franklin Electric implemented a Conflict Mineral Policy which mandates its method for conducting due diligence and reporting the same under the Rule.

Franklin Electric has determined in good faith, for the calendar year 2013, that its products are DRC Conflict Undeterminable.

Beginning in 2012, Franklin Electric surveyed its global supply chain using the Electronics Industry Citizenship Coalition’s Global eSustainability Initiative Conflict Minerals Reporting survey (“GeSI”). Of the 1,066 GeSI distributed, 92% were returned. Of the 90 GeSI that were not returned, Franklin Electric continues to seek a response from these suppliers.

The completed and returned GeSI resulted in three classifications: (i) Compliant; (ii) In-process; and (iii) Non-compliant. Eighty-two percent were compliant, meaning the form was completed properly and either indicated that no conflict minerals were used, or indicated that those that were used were traced to scrap sources or approved smelters. Six percent indicated their own due diligence was still in-process. The remaining three percent indicated they were not compliant, meaning conflict minerals are used, but the source of such minerals is currently unknown. The non-compliant suppliers represent approximately 0.4% of Franklin Electric’s annual spend on direct materials and primarily consist of electronic component products.

During the calendar year 2014, Franklin Electric will continue to mitigate future risks of using conflict minerals from the DRC by surveying suppliers and attempting to purchase from suppliers who report DRC Conflict Free.